UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

IMINE CORPORATION.
(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

45250D103

(CUSIP Number)

January 6, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.45250D103

1.	Name of Reporting Persons. I.R.S. Identification Nos. of Reporting Persons (Entities Only) William R. Kruse
2.	Check the Appropriate Box if a Member of a Group(See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power
	6.	Shared Voting Power 7,423,188
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 7,423,188

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,423,188
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 9.3%
12.	Type of Reporting Person (See Instructions) IN

-2-

CUSIP No.45250D103

1.	Name of Reporting Persons. I.R.S. Identification Nos. of Reporting Persons (Entities Only) Deborah Kruse
2.	Check the Appropriate Box if a Member of a Group(See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,423,188
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,423,188

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,423,188
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 9.3%
12.	Type of Reporting Person (See Instructions) IN

-3-

Item 1(a). Name of Issuer

iMine Corporation (the “Issuer”)

Item 1(b). Address of the Issuer’s Principal Executive Offices

The address of the Issuer is 8520 Allison Point Blvd Ste. 223 #87928, Indianapolis, Indiana 46250.

Item 2(a). Names of Persons Filing

This Statement is filed on behalf of William R. Kruse and Deborah Kruse (collectively, the “Reporting Persons”). Mr. Kruse and Ms. Kruse are husband and wife.

Item 2(b). Address of the Principal Business Office, or if none, Residence:

The address of the Reporting Persons is 1340 S. Main Street, Suite 300, Grapevine, TX 76051.

Item 2(c). Citizenship

Mr. and Ms. Kruse are United States citizens.

Item 2(d). Title of Class of Securities

Common stock, par value $0.001 per share

Item 2(e). Cusip Number

45250D103

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a)	Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b)	Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c)	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d)	Investment company registered under Section 8 of the Investment Company Act.

☐	(e)	An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f)	An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g)	A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h)	A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i)	A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j)	Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

-4-

Item 4. Ownership

Mr. Kruse owns individually 820,000 shares of common stock, which is 1.0% of the outstanding common stock.

Ms. Kruse owns individually 521,052 shares of common stock, which is 0.7% of the outstanding common stock.

Mr. and Ms. Kruse own as joint tenants with right of survivorship 6,082,136 shares of common stock, which is 7.6% of the outstanding common stock.

Because Texas is a community property state, Mr. and Mrs. Kruse have joint voting and disposition rights to all of the 7,423,188 shares, representing 9.3% of the outstanding shares, owned by Mr. and Mrs. Kruse.

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

-5-

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

February 13, 2020	/s/ William R. Kruse
William R. Kruse

/s/ Deborah Kruse
Deborah Kruse

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)

-6-

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the common stock, par value $0.001 per share, of IMine Corporation, and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 13, 2020.

/s/ William R. Kruse
William R. Kruse

/s/ Deborah Kruse
Deborah Kruse

-7-